Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-256748

June 8, 2021

Final Term Sheet

Bank of Hawaii Corporation

Depositary Shares, Each Representing a 1/40th Interest

in a Share of 4.375% Non-Cumulative Perpetual Preferred Stock, Series A

June 8, 2021

Issuer	Bank of Hawaii Corporation

Security	Depositary Shares, each representing a 1/40th interest in a share of 4.375% Non-Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”)

Size	$180,000,000 (7,200,000 Depositary Shares)

Maturity	The Series A Preferred Stock does not have a maturity date, and the Issuer is not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until the Issuer decides to redeem it.

Expected Ratings (Moody’s / DBRS)*	Baa2 / BBB (Stable / Stable)

Liquidation Preference	$1,000 per share (equivalent to $25.00 per Depositary Share)

Dividend Rate (Non-Cumulative)	At a rate per annum equal to 4.375% from the date of issuance

Dividend Payment Dates	1st day of February, May, August and November, beginning August 1, 2021

Day Count	30/360

Optional Redemption	Subject to regulatory approval (if then required), the Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2026 or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in either case, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends and, in the case of a redemption following a regulatory capital treatment event the pro-rated portion of dividends, whether or not declared, for the dividend period in which such redemption occurs.

Trade Date	June 8, 2021

Settlement Date	June 15, 2021 (T + 5)

Public Offering Price	$25.00 per depositary share

Underwriting Discount	$0.7875 per depositary share (for Retail Orders) $0.5000 per depositary share (for Institutional Orders)

Net Proceeds (before expenses) to Issuer	$176,258,320.00

Joint Book-Running Managers	BofA Securities, Inc.
Goldman Sachs & Co. LLC
Keefe, Bruyette & Woods, Inc.
UBS Securities LLC

Listing	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “BOHPrA”.

CUSIP/ISIN for the Depositary Shares:	062545 207 / US0625452075

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the Depositary Shares to purchasers on or about June 15, 2021, which will be the fifth business day following the pricing of the Depositary Shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the depositary shares initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Depositary Shares prior to the second business day preceding the Settlement Date should consult their own adviser.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement (File Number 333-256748) (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest in the Depositary Shares, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from BofA Securities, Inc. toll-free at 1-800-294-1322; Goldman Sachs & Co. LLC at 1-866-471-2526; Keefe, Bruyette & Woods, Inc. at 1-800-966-1559 or UBS Securities LLC at 1-888-827-7275.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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